FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2014

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ T.E. LOVELL By T.E. LOVELL SECRETARY

Date: 19 May 2014

                                         EXHIBIT INDEX
                                         -------------

EXHIBIT NUMBER         EXHIBIT DESCRIPTION

99                                     Notice to Euronext, Amsterdam dated 19 May 2014
                                         Unilever Simplifies PLC Share Structure

Exhibit 99

Press Office
Unilever PLC, 100 Victoria Embankment, London, EC4Y 0DY
Email: press-office.london@unilever.com Web: www.unilever.com

Announcement
Announcement Announcement

UNILEVER SIMPLIFIES PLC SHARE STRUCTURE

London/Rotterdam, May 19th 2014. Unilever today announced that it has purchased, for a consideration of £715m, the rights left in family trusts by William Hesketh Lever which are convertible in 2038 into 70,875,000 Unilever PLC ordinary shares. The consideration is equivalent to £10.09 per ordinary share and represents a discount of 63% to the closing share price on Friday May 16th 2014.

As a result of this transaction core earnings per share will be enhanced by 2% on a full year basis as the fully diluted share count used in the calculation is reduced by 70,875,000 shares, or 2.4% of the combined Unilever Group total.

Jean-Marc Huët, Unilever CFO, said "I am very pleased that we have concluded this agreement with the trusts. It is good for all our shareholders. It is another step in the simplification of Unilever's capital structure, making Unilever easier to understand, and eliminating ahead of time the burden of a significant dilution of shareholders' interests."

-ENDS-

For more information please contact:

Lucila Zambrano
Global Media Relations Director
+44 7822 5354
Lucila.zambrano@unilever.com

NOTES TO EDITORS:

William Hesketh Lever, the first Viscount Leverhulme, was the founder of the company which became Unilever PLC, and which together with Unilever NV forms the combined Unilever Group . When he died in 1925, he left in his will a large number of PLC shares in various trusts. Consequently, some of these trusts owned shares in Margarine Union (1930) Limited, a subsidiary of Unilever PLC, which could be converted in 2038 into 70,875,000 PLC ordinary shares at zero cost. These shares, and the accompanying rights, have been bought back under the agreement announced today. Further details on these shares can be found on pages 46 and 108 of Unilever's published Annual Report and Accounts 2013.

The constitutional documents between Unilever NV and Unilever PLC operate such that a share in Unilever PLC is equivalent to a share in Unilever NV. Accordingly the reduction in the diluted share count of Unilever PLC as a result of this transaction has a directly applicable effect on the Unilever Group share count.

About Unilever

Unilever is one of the world's leading suppliers of Food, Home and Personal Care products with sales in over 190 countries. We work with 174,000 colleagues around the world and generated annual sales of €49.8 billion in 2013. Over half of our company's footprint is in the faster growing developing and emerging markets (57% in 2013). Working to create a better future every day, we help people feel good, look good and get more out of life. Our portfolio includes some of the world's best known brands, 14 of which - Knorr, Persil / Omo, Dove, Sunsilk, Hellmann's, Surf, Lipton, Rexona / Sure, Wall's ice cream, Lux, Flora / Becel, Rama / Blue Band, Magnum and Axe / Lynx - now generate a turnover of €1 billion or more.

Our ambition is to double the size of our business, whilst reducing our overall environmental footprint (including sourcing, consumer use and disposal) and increasing our positive social impact. We are committed to helping more than a billion people take action to improve their health and well-being, sourcing all our agricultural raw materials sustainably by 2020, and decoupling our growth from our environmental impact. Supporting our three big goals, we have defined nine pillars, underpinned by targets encompassing social, environmental and economic areas. See more on the Unilever Sustainable Living Plan at
www.unilever.com/sustainable-living/.

Unilever has been recognised in the Dow Jones Sustainability World Indexes for 14 consecutive years. We are included in the FTSE4Good Index Series and attained a top environmental score of 5, leading to inclusion in the FTSE4Good Environmental Leaders Europe 40 Index. Unilever has been named sector leader of the CDP's Forests programme for three consecutive years, and in 2013 led the list of Global Corporate Sustainability Leaders in the GlobeScan/SustainAbility annual survey - for the third year running. Unilever was named LinkedIn's third most sought-after employer worldwide in 2013.

For more information about Unilever and its brands, please visit www.unilever.com.

Cautionary statement

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever group (the "Group"). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; financial risks; failure to meet high ethical standards; and managing regulatory, tax and legal matters. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext in Amsterdam and the US Securities and Exchange Commission, including the Group's Annual Report on Form 20-F for the year ended 31 December 2013 and Annual Report and Accounts 2013. These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.